Dodge & Cox  /  Investment Managers  /  San Francisco
Comcast (CMCSA)
Cable
Systems
96%
Content,
Business
Telephony and
Other
4%
Investment Thesis
Attractive growth prospects
Growth from core video services and new services such as high-speed data, cable telephony, services for small/medium enterprises, and advertising.
Strong competitive positioning
Competitive advantage over satellite companies from bundled services. Competitive advantage over phone companies from superior infrastructure.
Good management team
Owner-operator led management team with a long-term view. Sensible cable system acquisitions and content investments.
Downside protection
Stable subscriber base and strong cash flow generation from utility-like nature of the company’s core services.
Risks
Competition could intensify
Video competition from the satellite companies. Data, telephony and video competition from the phone companies.
Acquisition risk
Potential value destruction from large scale acquisition.
Higher valuation
At 3.0x sales, valuation implies greater expectations for robust growth and/or margin expansion.
Company Profile
Largest cable system operator in the U.S.
Comcast provides video, high-speed data,
and phone services through its broadband
communications networks.
Comcast is present in 22 of the top 25
U.S. cable markets. 70% of the company’s
subscribers reside in the top 25 U.S.
markets.
Comcast was founded in 1963 and is
headquartered in Philadelphia,
Pennsylvania.
Per Share Valuation
2006 Revenues = $25 Billion
FY ends December 31
Shares Outstanding = 3.18 billion
All figures in USD
CMCSA S&P 500
2006 EPS 1.02 86.4
2007 est. EPS 1.06 94.9
2006 Price/Sales 3.0x 1.5x
2006 Price/Earnings 24.4x 16.3x
2006 Price/Book 1.3x 2.8x
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